





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDERS MORRIS HARRIS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5900
(No. and Street)

Houston	TX	77002-3003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George L. Ball 713-224-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Ave., Suite 400	Dallas	TX	75225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, George L. Ball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Chief Compliance Officer

CINDA R. FITZPATRICK
Notary Public, State of Texas
Comm. Expires 02-09-2022
Notary ID 378628

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of
Financial Condition

Sanders Morris Harris LLC

December 31, 2017

Filed pursuant to SEC Rule 17a-5(e)(3) as a PUBLIC document.

Sanders Morris Harris LLC
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sander Morris Harris LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris LLC (the "Company") as of December 31, 2017, and the related consolidated notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Whitley Penn LLP

We have served as the Company's auditor since 2017.

Dallas, Texas
February 28, 2018

Sanders Morris Harris LLC
Consolidated Statement of Financial Condition

		Successor December 31, 2017
Assets		
Current assets:		
Cash and cash equivalents	$	2,843,517
Accounts receivable		360,607
Receivable from related parties		421
Note receivable		5,679
Note receivable, related parties		62,368
Prepaid expenses and other current assets		230,918
Total current assets		3,503,510
Long-term assets:		
Note receivable		1,483
Note receivable, related parties		58,294
Deposits with clearing organizations		300,000
Deposits		42,496
Financial instruments, at fair value		1,242
Furniture, equipment and leasehold improvements, net		356,949
Total long-term assets		760,464
Total assets	$	4,263,974
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	720,840
Payable to related parties		139,776
Accrued compensation		814,473
Total liabilities		1,675,089
Commitments and contingencies (Note 8)		
Member's Equity		2,588,885
Total member's equity		2,588,885
Total liabilities and member's equity	$	4,263,974

See accompanying notes to consolidated financial statements.

5

1. Organization and Nature of Operations

Nature of Operations

Sanders Morris Harris LLC ("the Company") is a limited liability company in the state of Texas with the purpose of serving as a broker-dealer and entering into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts as of December 31, 2017 are carried by third party clearing firms Pershing LLC, an affiliated of the Bank of New York Mellon, and First Clearing Corporation under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

Effective February 1, 2017, the Company, with HWG Insurance Agency, LLC ("HWG"), its wholly owned subsidiary, were acquired by Tectonic Holdings, LLC ("Tectonic"), and simultaneously, its Operating Agreement was amended to reflect Tectonic Holdings, LLC as its sole member and parent, and Tectonic Services, LLC as its non-member LLC manager. Tectonic has other wholly-owned subsidiaries, which became related parties to the Company effective February 1, 2017. See Note 3. *Business Acquisition* for more information.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies is as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's decision to consolidate an entity is based on its ability to direct the activities and obligation to absorb losses or right to receive benefits of the entity.

Management estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that are used to collateralize the Company's trading accounts.

Receivables

The Company's receivable balance consists of commissions due from broker-dealers.

Notes receivable are stated at their net realizable value. For notes receivable that are interest bearing, interest income is recognized using the effective interest method over the life of the related note receivable.

Management monitors receivables for any collection issues. The Company does not typically require collateral. An allowance for doubtful accounts is established based on reviews of individual receivables, recent loss experience, current economic conditions, and other pertinent factors. Receivables deemed uncollectible are charged to the allowance.

Fair Value

The fair value of cash and cash equivalents, deposits with clearing organizations, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to five year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income taxes

Earnings and losses are treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the members.

Although the Company is not a taxpaying entity for federal income tax purposes, it is subject to Texas franchise tax which is imposed on an entity's margin rather than on its net income, and certain aspects of the tax make it similar to an income tax. During the year ended December 31, 2017, the Company recognized approximately $7,500 in franchise tax expense, which is included in other expense in the statements of operations.

The Company's policy is to recognize potential interest and penalties related to income tax matters in income tax expense. The Company believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

Commissions

Commissions and related clearing expenses are recorded on the trade date as securities occur.

Investment Advisory and Other Related Services

Revenue from investment advisory and other related services consists primarily of portfolio management fees. Portfolio management fees are generally received quarterly and are recognized as earned.

Pushdown Accounting

Effective February 1, 2017, the Company adopted ASU 2014-07, Pushdown Accounting. See Note 3, *Business Acquisition*, for information about the effect of pushdown accounting on the Company's financial statements.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $5,060 for the period February 1, 2017 through December 31, 2017. There was no advertising expense for the period January 1, 2017 through January 31, 2017.

Reclassification

Certain items on the 2017 financial statements have been reclassified to conform to the current year's presentation. Members' equity and net income are unchanged due to these reclassifications.

Recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. The new standard will supersede much of the existing authoritative literature for revenue recognition. The standard and related amendments will be effective for the Company in the first quarter of 2018. Entities are allowed to transition to the new standard by either retrospective application or recognition of the cumulative effect. The Company believes the estimated impact will be immaterial on the consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments, Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has elected to early adopt the amendment in the ASU that eliminates disclosure of the fair value of financial instruments. Management is currently evaluating the impact that the other provisions of ASU-2016-01 will have on its financial statements.

In February 2016, the FASB, based on ASU No. 2016-02, amending the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation and disclosure of leasing transactions. The amendment will be effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the effect of adoption of this accounting pronouncement on its financial statements.

3. Business Acquisition

The Company and its subsidiary, HWG, were acquired effective February 1, 2017 by Tectonic. As a result of the acquisition, the Company and its parent seek to increase the value of their investment by growing existing and new client relationships. The acquisition was financed by Tectonic with existing

equity. In addition, the predecessor and Tectonic agreed to a contingent earn-out obligation, to be due from Tectonic to the predecessor, which is recognized as a liability on the financial statements of Tectonic. In conjunction with this acquisition, the Company adopted pushdown accounting under FASB ASC 805, Business Combinations, in order to conform the Company's reporting of the assets and liabilities acquired with the carrying amount reflected in Tectonic's financial statements. Transaction costs were borne by Tectonic.

The transaction created a bargain purchase gain which was recorded on Tectonic's financial statements. The acquisition price was based on regulatory net capital, which does not recognize the value of non-allowable assets. The fair values of these non-allowable assets, which the company was able to monetize shortly after the acquisition was completed, gave rise to the bargain purchase gain. The following table summarizes the consideration paid and the amount of the assets acquired and liabilities assumed recognized at the acquisition date of February 1, 2017:

Consideration		
Cash transferred at closing	$	1,119,266
Payable related to post-closing adjustments		133,663
Contingent deferred earn-out liability		1,006,584
Total consideration		2,259,513
Recognized amounts of identifiable net assets		
Cash and cash equivalents		2,447,821
Accounts receivable		60,772
Receivable from related parties		333,960
Notes receivable		43,974
Deposits with clearing organizations		300,000
Other assets		261,800
Furniture, equipment and leasehold improvements		300,000
Other assets		800,000
Accounts payable and accrued liabilities		(392,618)
Accrued compensation		(102,081)
Payable to related parties		(1,166,625)
Net assets recognized		2,887,003
Excess of net assets over consideration, recognized as an adjustment to Member's equity	$	627,490

4. Fair Value Measures

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Not readily marketable securities recorded in financial instruments, at fair value on the Consolidated Statement of Financial Condition consist of investments in mutual funds and equities.

FASB ASC Topic 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in

the absence of a principal market, the most advantageous market The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 Prices or valuations that require the Company's own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

5. Deposits with Clearing Organizations

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $300,000 on deposit as of December 31, 2017 with clearing organizations to meet this requirement.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements as of December 31, 2017 were as follows:

		Cost	Depreciable Lives
Furniture and fixtures	$	247,008	3 Years
Equipment and software		94,666	3 - 4 Years
Leasehold Improvements		96,086	5 Years
Accumulated depreciation		(80,811)	
Furniture, equipment and leashold improvements, net	$	356,949	

Depreciation expense for the periods February 1, 2017 through December 31, 2017 and January 1, 2017 through January 31, 2017 was $80,811 and $31,219, respectively.

7. Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Advisors, LLC Retirement Plan & Trust (the "Plan"). Under the Plan, the Company contributed $76,033 and $5,329 of safe harbor contributions during the periods from February 1, 2017 through December 31, 2017 and January 1, 2017 through January 31, 2017, respectively, of which the full amount was accrued for the year ended. The company contributes 3% of a participant's compensation to the Plan. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan. Contributions to the Plan are invested as directed by the Trustee of the Plan.

8. Commitments and Contingencies

The Company has uncommitted financing arrangements with clearing brokers that finance its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Consolidated Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300,000 as of December 31, 2017.

Total rental expense for operating leases was $334,450 and $24,367 for the period February 1, 2017 through December 31, 2017 and January 1, 2017 through January 31, 2017, respectively. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expires by 2022 with initial non-cancellable terms in excess of one year.

Future minimum commitments under these operating leases are as follows:

2018	$	219,101
2019		428,604
2020		447,614
2021		182,441
2022		49,286
Total minimum rental payments		1,327,046
Less: Minimum sublease rentals		(208,387)
Net minimum rental payments	$	1,118,659

9. Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No provision relating to claims or litigation was recorded at December 31, 2017.

10. Concentration of Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

11. Related Party Transactions

The Company and Tectonic Services, LLC ("Services") have entered into a management services agreement under which the Company receives administrative services from Services and in turn is charged for such services. This agreement provides for Services to perform services related to management, legal and other administrative responsibilities. The Company and Services agreed to a reasonable allocation of costs incurred by Services for services provided by its employees. The net amount paid to Services during the period ended December 31, 2017 was $33,000 and is included in other expenses in the accompanying Statements of Operations.

The Company is also a member of a group of related operating companies. The related members of the group may make certain payments on each other's behalf for general operating purposes. These amounts are reimbursed or collected by the Company in cash on a periodic basis. The amount due from these related parties was $421 and the amount owed to these related parties was $139,776. These amounts are included in receivable from related parties and payable to related parties in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

Notes receivable, related parties represents amounts provided to or paid on behalf of financial advisors primarily as a recruitment incentive. Amounts provided to financial advisors as notes receivable, related parties are forgiven on a fixed repayment schedule. The amortization period for the notes receivable, related parties does not exceed three years.

Notes receivable, related parties was $120,662 as of December 31, 2017.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2017, the Company had net capital, as defined, of $1,466,540, which was $1,216,540 in excess of the required minimum net capital of $250,000. As of December 31, 2017, the Company had aggregate indebtedness of $1,690,397, and its aggregate indebtedness to net capital ratio was 1.15 to 1.

The difference in total assets and total liabilities from the Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with US GAAP.

13. Reserve Requirements

As of December 31, 2017, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii)

as all customer transactions are cleared through Pershing LLC and First Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" in the supplementary information of this report.

14. Subsequent Events

The Company has evaluated subsequent events through February 27, 2018, which is the date these financial statements were available for issuance.